314.444.7600 (direct) 314.241.6056 (fax) www.lewisrice.com	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101

September 20, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Registration Statement on Form S-1
Filed September 20, 2019
CIK No. 0001772016

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”), relating to the offering of shares of the Company’s Class A common stock.

The Registration Statement has been revised since the submission of amendment no. 3 to the draft registration statement on Form S-1, confidentially submitted on August 23, 2019 (the “third amended draft registration statement”), (a) to reflect that it has been filed rather than confidentially submitted, (b) in response to the comments of the staff (the “Staff”) of the Commission on the third amended draft registration statement contained in the Staff’s letter addressed to Darcy Horn Davenport, President and Chief Executive Officer of the Company, dated September 4, 2019 (the “Comment Letter”) and (c) to reflect certain updated information. In addition, the Company has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Courtesy copies of this letter and the Registration Statement, marked to show the changes to the third amended draft registration statement, are being sent to the Staff via overnight delivery.

Below are the responses of the Company to the comments received in the Comment Letter. For your convenience, each of the Staff’s comments is restated below in bold, with the Company’s response immediately following. Except for page references appearing in the headings and Staff comments below (which are references to the third amended draft registration statement), all page references herein correspond to the page of the Registration Statement.

Established 1909

U.S. Securities and Exchange Commission

September 20, 2019

Form DRS/A filed August 23, 2019

Results of Operations

Nine months ended June 30, 2019 compared to 2018

Net Sales, page 83

1.    We note your disclosure explaining that sales of RTD protein shakes in the nine months ended June 30, 2019 were positively impacted by a “pull forward” of orders by a large customer, which would have otherwise occurred in the fourth quarter of fiscal 2019. Please quantify the impact to revenue associated with this event and describe the implications for fourth quarter sales. Also quantify the effects of this event on product volume trends, which you indicate were nevertheless unfavorable, and specify the business reasons for the change in timing. Tell us why you would not also list this matter among the Items Affecting Comparability on page 82.

Response: The Company has revised the disclosure on page 84 of the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Nine months ended June 30, 2019 compared to 2018—Net Sales” in response to the Staff’s comment. During the third quarter of fiscal 2019, one of the Company’s large customers requested delivery of its order of product early to support its promotional activity. The Company has revised the disclosure to clarify that the customer requested early delivery of its order and to quantify the impact of the timing of this delivery on sales. As this is a fluctuation due to the timing of an order requested by a customer, which may occur in the ordinary course of the Company’s business from time to time, the Company does not believe that this disclosure should be included under “Items Affecting Comparability.” The Company believes that this fluctuation is properly described under “Seasonality” on page 83.

Business

Supply Chain

Manufacturing, page 113

2.    We note your disclosure here and in a risk factor on page 26 entitled “[w]e are currently dependent on a limited number...” that you secure the supply of most of your RTD protein shakes from third party contract manufacturers and, in fiscal 2018, approximately 92% of your Premier Protein RTD shake supply from a single supplier. In this regard, please expand your disclosure to describe the material terms of your manufacturing agreement with Stremick Heritage Foods, LLC, which you filed as Exhibit 10.10.

Response: The Company has revised its disclosure under “Business—Supply Chain—Manufacturing” to describe the material terms of the manufacturing agreement with Stremick’s Heritage Foods, LLC. Please refer to page 115 of the Registration Statement.

U.S. Securities and Exchange Commission

September 20, 2019

*                             *                            *

If you have any questions or comments with respect to the foregoing or to the Registration Statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook

Tom W. Zook

cc:	Diedre J. Gray
Darcy Horn Davenport